UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
Pacific Internet Limited
(Name of Subject Company (Issuer))
MediaRing Ltd
(Names of Filing Persons (Offerors))
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number of Class of Securities)
Yvonne Lau Yee Wan
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
(65) 6441 1213
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
COPIES TO:
JOHN M. NEWELL
MICHAEL W. STURROCK
LATHAM & WATKINS LLP
80 RAFFLES PLACE
#14-20 UOB PLAZA 2
SINGAPORE 048624
(65) 6536-1161
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$113,693,778.00	$12,166

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $8.25 per share, or 13,781,064 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,518,162 issued shares as of May 8, 2006 and 914,474 shares issuable pursuant to the exercise of options as of May 8, 2006, and subtracting the 651,572 shares owned by MediaRing.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,166	Filing Party: MediaRing Ltd
Form or Registration No.: Schedule TO-T	Date Filed: May 12, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission on May 12, 2006 by MediaRing Ltd (“MediaRing”), a Singapore company listed on the Singapore Exchange Securities Trading Limited, relating to the offer by MediaRing to purchase all issued ordinary shares of Pacific Internet Limited, a Singapore company (“PacNet”), at $8.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.
Amendments to the Offer to Purchase
     Items 1 through 11 of the Statement, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
     (1) The “Summary Term Sheet” of the Offer to Purchase is amended and supplemented by deleting the sixth and seventh bulleted paragraphs on page 1 of the Offer to Purchase and replacing them with the following:
“•	If this Offer is successful and we purchase, either pursuant to this Offer or on the open market within four months following the commencement of this Offer, at least 90% of the issued voting shares, other than those already owned by us, our related corporations or respective nominees (the “90% Purchase Condition”), we intend to exercise our right under the Companies Act of Singapore (the “Singapore Companies Act”) to compulsorily acquire (the “Compulsory Acquisition”) those shares not previously tendered, at the same purchase price (without interest) as the price for the shares purchased in this Offer. In exercising such right, we must, within two months of satisfying the 90% Purchase Condition, provide a prescribed notice to shareholders of PacNet who have not accepted this Offer (“Non-Tendering Shareholders”) of our desire to acquire their shares. Within one month of receiving the prescribed notice, a Non-Tendering Shareholder may (i) do nothing, if he agrees to the Compulsory Acquisition, (ii) demand in writing that he be supplied with a list of Non-Tendering Shareholders, or (iii) make an application to the Singapore courts to object to the Compulsory Acquisition. If no list is requested and no minority shareholder files an objection with the Singapore courts, we may complete the Compulsory Acquisition one month after the date of the prescribed notice. Upon completion of a Compulsory Acquisition, MediaRing would own all of the issued shares of PacNet. See Section 11, “The Offer — Compulsory Acquisition,” beginning on page 26 for further details of the Compulsory Acquisition process.

•	Shareholders who participate in this Offer will receive cash for their shares earlier than shareholders who wait for the Compulsory Acquisition to occur (assuming that we will have a right to such Compulsory Acquisition). While the Compulsory Acquisition will be a transaction subject to Rule 13e-3 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (a “Rule 13e-3 transaction”), MediaRing will be relying on the exception provided by Rule 13e-3(g)(i) as the consideration to be offered for the shares in the Compulsory Acquisition will be the same as the consideration in this Offer. See Section 11, “The Offer — Compulsory Acquisition,” beginning on page 26.”

      (2) The “Questions and Answers About this Tender Offer” of the Offer to Purchase is amended by deleting the first full paragraph under the caption “WHEN AND HOW WILL I BE PAID FOR MY SHARES?” on page 4 of the Offer to Purchase and replacing it with the following:
“Subject to the terms and conditions of this Offer, we will pay for all validly tendered and not withdrawn shares promptly after the final expiration date of this Offer. If there is a subsequent offering period, we would pay for all validly tendered shares promptly after they are tendered.”
      (3) Section 2, “Acceptance for Payment and Payment for Shares” of the Offer to Purchase is amended by:
(a) deleting the first three sentences of the first full paragraph on page 16 of the Offer to Purchase and replacing it with the following:
“Upon the terms and subject to the Conditions, and if this Offer is extended or amended, the terms and conditions of such extension or amendment, we will accept for payment and pay for all PacNet shares validly tendered and not withdrawn on or prior to the final expiration of this Offer. Payment for tendered shares will occur promptly after the expiration of the Offering Period. Shares tendered in any subsequent offering period will be immediately accepted for payment and payment will also occur promptly thereafter.”; and

(b) deleting the last full paragraph on pages 16 and 17 of the Offer to Purchase and replacing it with the following:

“If any tendered shares are not accepted for payment pursuant to the terms and conditions of this Offer for any reason, or if certificates are submitted for more shares than are tendered, certificates for such unpurchased shares will be returned, without expense to the tendering shareholder or, in the case of shares tendered by book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, such shares will be credited to an account maintained with the Book-Entry Transfer Facility, promptly following expiration or termination of this Offer.”
      (4) Section 11, “Compulsory Acquisition” of the Offer to Purchase is amended and supplemented by deleting the second and third full paragraphs on page 26 of the Offer to Purchase and replacing them with the following:
“If this Offer is successful and we purchase, either pursuant to this Offer or on the open market within four months following the commencement of this Offer, at least 90% of the issued voting shares, other than those already owned by us, our related corporations or respective nominees (the “90% Purchase Condition”), we intend to exercise our right under the Singapore Companies Act to compulsorily acquire (the “Compulsory Acquisition”) those shares not previously tendered, at the same purchase price (without interest) as the price for the shares purchased in this Offer.

In exercising such right, we must, within two months of satisfying the 90% Purchase Condition, provide a prescribed notice (“Compulsory Acquisition Notice”) to the shareholders of PacNet who have not accepted this Offer (“Non-Tendering Shareholders”) of our desire to acquire their PacNet shares. Within one month of receiving the Compulsory Acquisition Notice, such Non-Tendering Shareholder may (i) do nothing, if he agrees to the Compulsory Acquisition, (ii) demand in writing that he be supplied with a list of the Non-Tendering Shareholders (“List of Non-Tendering Shareholders”), or (iii) make an application to the Singapore courts to object to the Compulsory Acquisition.

Assuming that the Singapore court has not, on an application submitted by any Non-Tendering Shareholder, made an order to the contrary, MediaRing will be entitled to complete the Compulsory Acquisition after the later of (a) the expiration of one month from the date of the Compulsory Acquisition Notice, (b) 14 days after the List of Non-Tendering Shareholders has been supplied to a Non-Tendering Shareholder, or (c) if an application to the Singapore court by such Non-Tendering Shareholder is then pending, after that application has been disposed of.

Briefly, to complete the Compulsory Acquisition, we will have to deliver to PacNet a copy of the Compulsory Acquisition Notice, together with (1) an instrument of transfer executed on behalf of the Non-Tendering Shareholders (by a person appointed by us) and on behalf of MediaRing and (2) payment of the aggregate consideration (being the aggregate offer price) for the shares held by the Non-Tendering Shareholders. PacNet shall thereupon register MediaRing as the holder of such shares acquired.

If the 90% Purchase Condition is satisfied prior to the final Expiration Date, we intend to exercise our right for the Compulsory Acquisition shortly after the completion of this Offer. If the 90% Purchase Condition is satisfied after the final expiration of this Offer but within four months following the commencement of this Offer, we intend to exercise our right for the Compulsory Acquisition as soon as the 90% Purchase Condition is satisfied. The Compulsory Acquisition will take at least three months to complete assuming that no minority shareholder files an objection with the Singapore courts.

While the Compulsory Acquisition will be a transaction subject to Rule 13e-3 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (a “Rule 13e-3 transaction”), MediaRing will be relying on the exception provided by Rule 13e-3(g)(i) as the consideration to be offered for the shares in the Compulsory Acquisition will be the same as the consideration in this Offer. Upon completion of a Compulsory Acquisition, MediaRing would own all of the issued shares of PacNet.”
Other Matters
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     On May 26, 2006, PacNet issued a letter to its shareholders and filed a solicitation/recommendation statement with the SEC on Schedule 14D-9, announcing that the PacNet board of directors has recommended that PacNet shareholders reject the Offer and not tender their shares.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2006

MEDIARING LTD
By:	/s/ Khaw Kheng Joo
	Name:	Khaw Kheng Joo
	Title:	Director and Chief Executive Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated May 12, 2006.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary advertisement published in The Wall Street Journal on May 12, 2006.*

(a)(1)(viii)	Press release announcing the commencement of the tender offer dated May 12, 2006.*

(a)(5)(i)	Announcement of dispatch of Offer to Purchase dated May 12, 2006.*

(a)(5)(ii)	Transcript of interview by Bloomberg with Mr. Khaw Kheng Joo, Director and Chief Executive Officer of MediaRing, on May 19, 2006.**

(b)(1)	Facility agreement, dated as of May 12, 2006, between MediaRing and United Overseas Bank Limited described in Section 12, “The Offer — Source and Amount of Funds” of the Offer to Purchase.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Script and questions and answers provided to Information Agent and advisors.*

(h)	Not applicable.

*	Previously filed with the Statement on May 12, 2006.

**	Previously filed with Amendment No. 1 to the Statement on May 22, 2006.